UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on October 21, 2024: Euroseas Ltd. Announces 3-year Charter Contracts for Three Eco 2,800 teu Feeder Containership Newbuildings, M/V Tender Soul, M/V Dear Panel and M/V Symeon P.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: October 22, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces 3-year Charter Contracts for Three Eco 2,800 teu Feeder Containership Newbuildings, M/V Tender Soul, M/V Dear Panel and M/V Symeon P

Maroussi, Athens, Greece – October 21, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today new time charter contracts for three fuel efficient 2,800 teu feeder containerships. All three charters are for a minimum period of 34 months and a maximum period of 36 months at the option of the charter at a gross rate of $32,000 per day.

Specifically:

•

M/V Tender Soul, which was delivered earlier this year, will commence its charter after the completion of her present charter in early December 2024.

•

M/V Dear Panel and M/V Symeon P, which are currently under construction, and represent the last two of the Company’s nine-vessel newbuilding program, will commence their charters upon delivery from the shipyard, expected in the first week of January 2025.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are very pleased to announce new time charter contracts for three of our modern 2,800 teu vessels – M/V Tender Soul and the last two upcoming newbuildings, MV/ Dear Panel and M/V Symeon P – with a top-tier charterer for 34-36 months at a very profitable rate of $32,000/day/vessel. This en-bloc deal underscores the charterers’ sustained interest and need to invest in high-spec, eco-friendly vessels. The 3-year duration also emphasizes their long-term view in the resilience of the market, especially, the feeder containership segment, and the fact that such eco-friendly vessels will be particularly important going forward as they navigate increasingly stringent environmental regulations. These charters are expected to contribute about $79 million of EBITDA for the minimum contracted period and increase our 2025 charter coverage to about 63%, and our charter coverage for 2026 to about 31%.”

Fleet Profile:

The Euroseas Ltd. fleet profile after the charter of M/V Tender Soul, M/V Dear Panel, and M/V Symeon P is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24	$42,200
					TC until Aug-25	$15,000
SYNERGY BUSAN(+)(*)	Intermediate	50,726	4,253	2009	TC until Dec-24 then until Dec-27	$25,000 $35,500(***)
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500(**)
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(+)(*)	Feeder	37,237	2,800	2024	TC until Dec-24 then until Oct-27	$17,000 $32,000(**)
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(+)	Feeder	30,360	2,008	1998	TC until Dec-24	$27,000
MONICA(*)	Feeder	22,262	1,800	2024	TC until May-25	$16,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000(**)
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250(**)
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Apr-26	$18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Oct-24 then until Sep-25	$27,000(***) $20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005
					TC until Feb-25	$13,000
JOANNA(*)	Feeder	22,301	1,732	1999	In drydock then from Oct-24 to Aug-26	$16,500(****)
AEGEAN EXPRESS(+)	Feeder	18,581	1,439	1997	TC until Dec-24	$8,000
Total Container Carriers on the Water	23	846,172	67,073

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
DEAR PANEL	Feeder	37,237	2,800	Jan-2025	TC until Nov-27	$32,000(**)
SYMEON P	Feeder	37,237	2,800	Jan-2025	TC until Nov-27	$32,000(**)
Total under construction	2	74,474	5,600

Notes:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is gross of commissions of 2.5% (commissions are, typically, 5-6.25%).

(***)

Rate is gross of commissions of 1.25% (commissions are, typically, 5-6.25%).

(****)

Rate is $19,000 for the first 17 months, $9,500 for the next six months and $16,500 for redelivery range.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 23 vessels, including 16 Feeder containerships and 7 Intermediate containerships with a cargo capacity of 67,073 teu. After the delivery of its two remaining feeder containership newbuildings in 2025, Euroseas’ fleet will consist of 25 vessels with a total carrying capacity of 72,673 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com